UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Canadian Superior Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

136644101

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis Friese LLP

One Maritime Plaza, 18th Floor

San Francisco, California 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons

Palo Alto Investors

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,752,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,752,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization _______
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 50,000
10. Shared Dispositive Power 15,752,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,802,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,752,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 15,752,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 15,752,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions) IN, HC

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Canadian Superior Energy, Inc. (the "Issuer"). The principal executive office of the Issuer is located at Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada, T2P 2V6.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp") and Anthony Joonkyoo Yun, MD (collectively, the "Filers").

(b) The business address of the Filers is:

470 University Avenue, Palo Alto, CA 94301

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the president and controlling shareholder of PAI Corp and the controlling owner of PAI LLC. Mr. Yun is the president of PAI LLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Edwards and Mr. Yun are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$32,303,231

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes. On September 29, 2008, Greg Noval sent a letter to Palo Alto Investors on behalf of the Issuer's Board of Directors responding to a letter from Palo Alto Investors sent earlier in the day, and Palo Alto Investors sent a further response to the Board. A copy of that correspondence is incorporated by reference herein as Exhibit B. On November 5, 2008, PAI LLC sent a letter to the Board, a copy of which is attached as Exhibit F.

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, Board of Directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client individually holds more than 5% of the outstanding Stock. Mr. Edwards is the president and controlling shareholder of PAI Corp., which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC. Mr. Yun is the president of PAI LLC. The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

(c) Listed below are the sales of the Stock by the Filers since this Schedule 13D was last amended. All sales were made in open market transactions. There were no other transactions in the Stock by the Filers during such period.
Filer	Date	Transaction	Number of Shares Purchased or Sold	Average Price Per Share
PAI LLC	10/15/2008	Sale	15,800	$ 1.41
PAI LLC	10/15/2008	Sale	23,100	$ 1.41
PAI LLC	10/15/2008	Sale	28,700	$ 1.41
PAI LLC	10/15/2008	Sale	1,400	$ 1.41
PAI LLC	10/16/2008	Sale	10,300	$ 1.30
PAI LLC	10/16/2008	Sale	15,100	$ 1.30
PAI LLC	10/16/2008	Sale	18,700	$ 1.30
PAI LLC	10/16/2008	Sale	900	$ 1.30
PAI LLC	10/17/2008	Sale	31,200	$ 1.44
PAI LLC	10/17/2008	Sale	33,600	$ 1.44
PAI LLC	10/17/2008	Sale	56,600	$ 1.44
PAI LLC	10/17/2008	Sale	2,800	$ 1.44

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

In addition, 750,000 shares of the Stock are represented by warrants, the form of which is incorporated by reference in this Schedule 13D as Exhibit C. In addition, those warrants are governed by and subject to the terms of a Securities Purchase Agreement and Registration Rights Agreement, the forms of which are incorporated by reference to this Schedule 13D as Exhibits D and E.

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G
Exhibit B Correspondence dated September 29, 2008 between the Issuer's Board of Directors and Palo Alto Investors
Exhibit C Form of Warrant to Purchase Shares of Common Stock, incorporated by reference to the Issuer's Form F-3 filed September 26, 2008
Exhibit D Form of Securities Purchase Agreement, incorporated by reference to the Issuer's Form F-3 filed September 26, 2008
Exhibit E Form of Registration Rights Agreement, incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

Exhibit F Letter dated November 5, 2008 from PAI LLC to the Issuer's Board of Directors

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008
PALO ALTO INVESTORS By: Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: Mark Shamia, Chief Operating Officer
Anthony Joonkyoo Yun, MD	William Leland Edwards

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: September 29, 2008
PALO ALTO INVESTORS By: /S/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /S/ Mark Shamia, Chief Operating Officer
/S/ Anthony Joonkyoo Yun, MD	/S/ William Leland Edwards

EXHIBIT B

From: Greg Noval

Sent: Monday, September 29, 2008 9:02 PM

To: David Anderson

Subject: Re: Palo Alto Investor's Letter to Canadian Superior dated September 29, 2008

Importance: High

To: Palo Alto Investors

Further to our discussions of this evening and after receiving your letter of today's date outlining your concerns about potential conflicts of interests between Canadian Superior Energy Inc. ("Canadian Superior") and Challenger Energy Corp. ("Challenger Energy") and certain directors and management thereof, on behalf of Canadian Superior, I would like to confirm that several items were discussed with representatives of your firm which we believe mitigate or eliminate any perceived conflicts and/or management issues.

The Board of Directors of Canadian Superior established today a special committee comprised of three (3) independent directors to review, recommend and/or approve any future transactions between Canadian Superior and Challenger Energy. This is in addition to normal requirements under corporate law which Canadian Superior has followed.

Additionally, in any Board matter where the Chairman or any other Director has a conflict, he has and will continue to recuse himself from voting on the issue. Accordingly, we feel that given the above mentioned and the other important matters discussed with you, we have resolved the differences outlined in your letter. However, we will be having further discussions with you to keep you fully apprised of any future developments between the two companies through the independent committee which you are welcome to meet with at any time.

We apologize for any miscommunication that may have led you to believe that these perceived conflicts or issues raised in your letter were irreconcilable and we look forward to meeting with you regarding any issues you may have in the future.

We appreciate your support and look forward to continuing our long-term relationship with your firm.

Yours truly,

CANADIAN SUPERIOR ENERGY INC.

Greg Noval

Chairman

From: David Anderson

Sent: Monday, September 29, 2008 9:12 PM

To: 'Greg Noval Personal'

Subject: RE: Palo Alto Investor's Letter to Canadian Superior dated September 29, 2008

To the Board of Directors of Canadian Superior,

Thank you for your letter today outlining the discussions occurring between representatives of our firm and yours this evening. We find your response in keeping with our desires to resolve our outstanding corporate governance concerns. We appreciate that you have taken steps to ensure independent review of transactions occurring between Challenger Energy, Inc. and Canadian Superior Energy, Inc. and while we agree that this is a key step, we will continue to monitor the situation. We would like to accept your offer to meet with your independent Directors and committee members to review the overall transactional approval process regarding any future strategic or financial transactions between the two companies. Given the changes you have made and have committed to make, we consider this matter resolved.

Sincerely,

Palo Alto Investors

David Anderson

EXHIBIT F

November 5, 2008

SENT VIA EMAIL AND FACSIMILE

Canadian Superior Energy Inc.

Suite 2700, 605 5th Avenue S.W.

Calgary, Alberta T2P 3H5

Canada

(p) 403.294.1411

(f) 403.216.2374

To the Board of Directors:

In our prior correspondence, we raised concerns about the efficacy of the corporate governance structures of Canadian Superior Energy, Inc. ("Canadian Superior") and conflicts of interest inherent in the transactions between Canadian Superior and Challenger Energy, Inc. ("Challenger"). We informed you that we would continue to evaluate and monitor the policies and procedures of Canadian Superior that are intended to ensure that conflicts are resolved in the best interest of Canadian Superior shareholders.

Based upon your assertions that Canadian Superior's current (and proposed) corporate governance structure is sufficient to identify and mitigate such conflicts of interest, we withheld further comment until we had the opportunity to perform our own review and assessment of its effectiveness. Since September 29, 2008, we have pursued our review which included, but was not limited to the following:

  We reviewed the bridge loan facility agreement between Canadian Superior and Challenger which was executed on September 23, 2008, filed by Challenger on SEDAR on September 25, 2008, and approved by the Canadian Superior Board on September 29, 2008. We discussed the transaction with the Board, management, Canadian Superior's legal counsel, and Challenger's lead bank on the deal.

  We met with Chairman Greg Noval to discuss the process for recusing himself from participation in discussions of and/or voting on transactions between the two companies. Based upon Canadian Superior's policy, stated in its "Code of Conduct", that "(a)ny director with a conflict of interest who is capable of being perceived as being in conflict of interest with respect to the Company must abstain from discussion and voting on any motion to recommend or approve the relevant agreement or transaction", we discussed the procedures Canadian Superior has in place to ensure that this expectation is consistently upheld.

  We met with CEO Craig McKenzie, President and COO Michael Coolen, and Board member Richard Watkins to discuss the Board structure and the functioning of the Board as it relates to related party transactions and conflicts of interest.

  We participated in several phone discussions with Alex Squires, Richard Watkins, and Kaare Idland, three independent Directors who have been chosen by the Board to act as the Special Committee to review transactions between Canadian Superior and Challenger. During those calls, we discussed the Directors' view of the role of the Board, the Audit Committee, and the independent Directors as they relate to the discussion, examination, and approval of transactions wherein any Director of the company may be perceived to have a conflict. We have also discussed in detail the draft Charter for the Special Committee that will cover related party conflicts with regard to Challenger.

  We have reviewed (based on the information available to us) the background, relationships, and roles of each member of the Board of Directors, along with the specific committees to which each is assigned, and the publicly disclosed activity of those committees. We note the lack of a Nominating Committee or a Charter for the Compensation Committee and that the Compensation Committee did not meet during 2007.

  We have reviewed Canadian Superior's annual disclosures regarding its written "Code of Conduct" and have discussed with the Special Committee their view of the nature and handling of conflicts of interest contemplated in that written code.

  We noted Mr. Noval's resignation from the Board of Directors of Challenger Energy, although in our opinion, this does not materially reduce the conflict arising from his significant ownership in Challenger and his position at Canadian Superior.

Having performed this review, our main conclusion is that Canadian Superior still has, in our opinion, the potential to encounter future transactions where material conflicts may exist and that the size and complexity of such conflicts may increase over time. As one of your largest shareholders, we believe that all shareholders would significantly benefit from the Board taking further steps to mitigate or eliminate the impact of all real and perceived conflicts of interest while avoiding further transactions that create or exacerbate such conflicts.

We believe that the Special Committee created by the Board to review transactions between Canadian Superior and Challenger should be provided with a broader mandate than has been communicated to us so far, and that the Special Committee should engage independent outside counsel (unaffiliated with existing Corporate counsel) to aid in its endeavors. We believe the Board should consider empowering this committee with oversight over all transactions with potential conflicts of interest. This would allow the committee's oversight to encompass the Liberty LNG joint venture, in which certain Directors have or may have ongoing ownership stakes, as well as future related party activity in the company's growing worldwide operations. We also believe that the Board should recognize that all such existing and future related party transactions already fall under the oversight and authority of the Audit Committee, which should examine such transactions for compliance with applicable legal requirements, including the Sarbanes-Oxley Act ("SOX"), among others.

We believe the entire Board and the Special Committee should now be acting proactively to prepare for future conflicts so that shareholder interests are considered in advance of future transactions between Canadian Superior and Challenger. For example, the recent bridge loan, if drawn upon by Challenger, will become due and payable by December 31, 2008. At that time, Canadian Superior will need to decide whether to require cash repayment, or whether it will convert (at its option, per the agreement) into shares of Challenger at $3.00 per share. In our opinion, if Challenger's stock price is below the conversion price of the note, as it stands today, we do not see any benefit in conversion, especially given Canadian Superior's need for cash to further develop Block 5(C). Moreover, it would seem inadvisable for Canadian Superior to unnecessarily part with cash in light of the continued credit crisis, which has made obtaining financing extremely difficult for most companies. We believe the Board should be considering what proactive measures and discussions it could have right now so that it can act accordingly when situations like this arise, in order to avoid making such important decisions under exigent timing circumstances.

We believe that the Board has more work to do to enhance corporate governance. For example, we believe the Compensation Committee and Nominating Committee need to convene sufficient meetings to consider matters relating to succession planning, the roles and responsibilities of executive officers, and performance assessment and remuneration policies. In addition, we note that the 2007 Auditors Report noted several areas of "material weakness" resulting from a lack of sufficient internal controls on financial reporting. We trust that these shortcomings have been rectified and stronger controls and Audit Committee oversight are now in place, however, based on our discussions with Directors, in our opinion there may continue to be a lack of clarity as to the specific roles, responsibilities and authority levels of each executive officer comprising management.

We believe the Company should consider a reconstitution of the Board of Directors to include independent Directors with relevant international oil and gas expertise and solid corporate governance backgrounds. It is our opinion that the Company's opportunity set and financing requirements have changed dramatically in the last two years. Having strong Directors in these areas will engender the confidence of the financial community and will enhance the Company's ability to secure the ongoing capital required to realize full value for shareholders. In our opinion, it is essential that the members of the Board of Directors be in a position to maintain adequate control and exercise independent judgment in the context of transactions where conflicts of interest exist or may be perceived to exist. While the Company has disclosed the nature of certain existing potential conflicts, that disclosure in and of itself does not excuse the Board from the ongoing requirement of assuring that those potential conflicts are resolved without influence by interested parties.

Because we believe that many of our concerns are shared by other Canadian Superior shareholders, we also suggest that the Special Committee establish a procedure by which shareholders can contact them directly to share their concerns and viewpoints regarding governance and related party transactions. We suggest that you identify a Lead Independent Director, with contact details, to whom complaints/comments can be sent with the assurance that the contact and content will be passed to the entire Board via the independent directors.

Our goal is to see the development and implementation of policies and procedures that best serve all Canadian Superior shareholders and we will continue to monitor and evaluate the Board's activities in these areas.

As concerned shareholders of Canadian Superior and in light of Palo Alto Investor, LLC's desire to see shareholder value maximized, we reserve the right to continue to express our concerns and to pursue the most appropriate investment strategies available to us; including, but not limited to, future acquisitions and/or disposition of Canadian Superior common stock.

Sincerely,

David Anderson

Palo Alto Investors, LLC

cc: Rupert Russell, Shartsis Friese LLP, John Ciardullo, Stikeman Elliot LLP, Paul Scrivano, O'Melveny & Myers LLP

4325\021\1548508.2